EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2015

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. (the “Company”) and its subsidiary companies for the three and nine months ended September 30, 2015 and 2014. This report is dated November 12, 2015 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the year-ended December 31, 2014.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml, both for the year ended December 31, 2014.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is an exploration stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in several advanced-stage gold projects situated in North America. Seabridge is currently focused on its two principal projects, the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations
The Company incurred a net loss for the three months ended September 30, 2015 of $2.6 million or $0.05 per share compared to a net loss of $2.8 million or $0.06 per share in the comparative period ended September 30, 2014. On a nine month basis, the Company incurred a $6.7 million loss or $0.13 per share versus $9.1 million or $0.19 per share in the same period last year. The decreased loss in the current three and nine month periods, versus the comparable periods of 2014, was mainly attributable to reduced corporate and administrative expenses, impairments to mineral properties and tax expense net of gains on the disposition of mineral properties partially offset by reduced other income from flow-through shares.

In the current quarter ended September 30, 2015, the significant items contributing to the loss were corporate and administrative expenses and income tax expense. These expenses were partially offset by the recognition of other income related to premiums paid on a flow through financing completed in April 2015.

Corporate and administrative costs in the current quarter of $1.7 million were 53% lower than the comparable quarter of 2014 ($3.5 million). Employee cash compensation in the current quarter decreased marginally, to $0.62 million from $0.66 million in 2014.  On year-to-date basis, cash compensation increased from $1.9 million to $2.4 million reflecting the award of bonuses to certain members of senior management and the impact of a strengthened US dollar on salaries paid in US dollars. Offsetting the increase in cash compensation was the significant decrease in non-cash, stock based compensation of $0.6 million in the current three month period versus $2.4 million in the same period in 2014. On a nine-month basis, these costs decreased from $7.4 million in 2014 to $2.0 million. The fair value of stock options, granted in the first quarter of 2014, and restricted share units (RSU), granted at the end of 2013 and in 2014, were amortized over a relatively condensed service period and the majority of those costs were recognized in 2014, prior to the start of the current fiscal year. In the current quarter, other corporate and administrative costs remained at comparable levels to the same period in 2014. On a nine-month basis, these same costs were marginally higher than the comparable period of 2014 as the Company incurred increased administrative costs seeking a joint venture partner for KSM.

The Company recognized $1.1 million of other income in the current quarter (2014 - $3.4 million) and $2.3 million on a nine-month basis (2014 - $6.1 million) related to the amortization of flow-through share premiums recorded on financings completed in July 2014 and in April 2015. In 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on the closing date. On April 7, 2015, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million at a 22% premium over the market price. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the two financings and transfer the deductibility of the expenses to the purchasers of the flow-through shares.  The effective date of the renouncement for the 2014 financing was December 31, 2014 and will be December 31, 2015 for the financing completed in April 2015. Based on qualifying expenditures of $12.1 million, made in 2015, $2.3 million of other income has been recognized in the current year. Of the $12.1 million, $4.4 million related to the 2014 premium, now fully amortized, and $7.7 million related to the premium recorded in 2015.  The balance of the premium related to the financing completed in April 2015, of $1.6 million, recorded as a liability on the statement of financial position as at September 30, 2015, will be amortized as the Company incurs qualifying exploration expenditures.

The Company continues to hold investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. The Company also holds one investment in an associate and recognized $107,000 of gains related to its proportionate share of the associate’s net income.  In the nine months ended September 30, 2015, the Company determined that the recoverability of the investment in associate and some of its available-for-sale investments was impaired and recorded a $0.8 million (2014 - $0.4 million) charge to the statement of operations.  On a three month basis, the Company recorded a $0.1 million (2014 - $0.1 million) net impairment charge.

In the current quarter, the Company recognized income tax expense of $1.9 million (2014- $2.9 million) reflecting deferred tax expenses arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes, related to the 2014 and 2015 flow through share issuances. A similar tax expense of $2 million was recorded on a nine month basis for the period to September 30, 2015. The tax expense in both periods has been partially offset by the current tax losses recognized in the respective periods.

In the nine-month period ending September 30, 2015, the Company was notified that the remaining option on one of its Nevada projects, Castle Black Rock, would be foregone. The Company determined that the recoverability of the carrying costs was impaired and charged the statement of operations with the remaining carrying cost of $0.4 million.

Quarterly Information
Selected financial information for the third quarter of 2015 and each of the previous seven fiscal quarters:

Quarterly operating results ($000's)	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015	4th Quarter Ended December 31, 2014
Revenue	-	-	-	-
Loss for period	(2,629)	(1,590)	(2,474)	(3,972)
Basic loss per share	(0.05)	(0.03)	(0.05)	(0.08)
Diluted loss per share	(0.05)	(0.03)	(0.05)	(0.08)

Quarterly operating results ($000's)	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014	4th Quarter Ended December 31, 2013
Revenue	-	-	-	-
Loss for period	(2,834)	(3,775)	(2,442)	(2,447)
Basic loss per share	(0.06)	(0.08)	(0.05)	(0.05)
Diluted loss per share	(0.06)	(0.08)	(0.05)	(0.05)

Significant activities in the third quarter of 2015 included completing the 2015 exploration and drilling program at KSM. Costs associated with the KSM exploration and drilling program are expected to reduce in the fourth fiscal quarter as the exploration program was completed by September 30, 2015. Drilling results from the current exploration program confirmed an expansion of the Deep Kerr deposit in an area being evaluated for low cost, underground block cave mining.

The current quarter’s loss of $2.6 million increased from the second fiscal quarter of 2015 as the Company recognized substantially higher income tax expense related to the renounced exploration expenditures at KSM. These costs were offset somewhat by a reduction, in the current quarter, of corporate and administrative costs and the recognition of increased other income related to the amortization of flow-through premiums setup in April 2015.

Mineral Interest Activities
During the three months ended September 30, 2015, the Company incurred expenditures of $7.2 million on mineral interests compared to $13.8 million in the comparable 2014 period. On a nine month basis, the Company incurred expenditures of $14.8 million on mineral interests compared to $24.0 million in the comparable 2014 period.

In both the current and comparable period of 2014, most of the spending of $7 million was incurred on the KSM project. The costs incurred included drilling, conducting follow-up work on water treatment pilot plant studies and continuing to co-ordinate the work of the independent geotechnical review board established to review and consider the structural stability and integrity of the project's tailings management facility and water storage dam. The 2015 exploration program was designed to expand both the length and width of block cave shapes that confine the current inferred resource estimate at Deep Kerr, expand the yet undetermined limits of the deposit at Iron Cap Lower Zone and  carry out drill testing for a high grade core at the Mitchell deposit.

Drilling results from the current exploration program at Deep Kerr confirmed a substantial expansion of the deposit in an area being evaluated for low cost, underground block cave mining. Results, once analyzed, are expected to add to the resource base at Deep Kerr.

Drilling results at Mitchell pointed toward an expansion of the Mitchell deposit at depth. The size and orientation of the drill intercepts support the potential for an expansion of the cost-effective block cave operation planned for the reserves above these new intercepts. As well, the size and grade of the planned Mitchell block cave are likely to be enhanced by the results. The mineralogy and textures from drill core suggest that a zone of higher-temperature and fluid flow that may offer even better grades may be discovered; however there is evidence of faulting and the Company will further analyze the results before further drilling on the target is planned or carried out.

The current year drilling and exploration program at KSM was completed by the end of the current quarter. Costs in the fourth quarter, to assess the results of the program, are expected to decrease.

The Company is not conducting a 2015 exploration program at Courageous Lake but $0.2 million of analysis and carrying costs were incurred in the quarter and $0.5 million on a nine month basis.

Liquidity and Capital Resources
The Company’s working capital position, defined as current assets less current liabilities and not including flow-through premium, at September 30, 2015, was $8.7 million, down from $12.5 million at December 31, 2014. Cash and short-term deposits at September 30, 2015 totaled $6.4 million. Subsequent to the quarter end, on October 30, 2015, the Company issued 1,800,000 common shares through a non-brokered private placement, at $8.10 per share, raising gross proceeds of $14.6 million.

During the three months ended September 30, 2015, operating activities, including working capital adjustments, utilized $1.2 million compared to the $1.3 million provided by operating activities in the comparable quarter of 2014. Cash expenditures on mineral interests of $7.2 million decreased from the comparable quarter of 2014 when the Company incurred $13.8 million. On a nine month year-to-date basis operating costs amounted to $4.8 million (2014 - $1.4 million) and cash expenditures on mineral properties amounted to $14.8 million (2014 - $24.0 million).

Outlook
For the remainder of 2015, the Company will analyze and evaluate the exploration results from the 2015 program at KSM and continue to seek opportunities to either sell or joint venture one or both of its principal projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects closer toward production. The Company also continues to dispose of certain non-core assets in Canada and the USA and as part of an agreement to option its 100% interest in the Red Mountain project, IDM Mining must pay the Company $1 million in December 2015.

Current cash and short-term deposits on hand of $6.4 million and funds derived from the financing completed on October 30, 2015 and the proceeds from IDM Mining will be utilized to complete the remainder of the Company’s current year plans and those planned for 2016.

Internal Controls Over Financial Reporting
The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes to Internal Controls Over Financial Reporting
There was no change in the Company’s internal controls over financial reporting that occurred during the period July 1, 2015 to September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operating effectiveness of the disclosure controls and procedures as of September 30, 2015, that they are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures
The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding
At November 12, 2015, the issued and outstanding common shares of the Company totaled 52,092,626. In addition, there were 3,715,000 stock options granted and outstanding and 136,250 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 55,943,876 common shares issued and outstanding.

Related Party Transactions
During the nine months ended September 30, 2015, a private company controlled by an officer was paid $106,000 (2014 - $95,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Standards and Interpretations Not Yet Applied
New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendments to IAS 16 and IAS 38). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

Risks and Uncertainties
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from estimated deferred tax liabilities. Deferred tax assets related to non-capital losses and other deductible temporary differences are only recognized to the degree that it shelters tax liabilities.

Gender Diversity
The disclosure regarding gender diversity that is required to be included in the Company’s Annual General Meeting materials is attached to this MD&A as Appendix A.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

APPENDIX A
APPROACH TO GENDER DIVERSITY

The Company has not adopted a written policy relating to the identification and nomination of women directors or officers.  The Company’s employment policies incorporate principles that are applicable to diversity issues generally, but it does not believe that a policy focused on gender only is warranted.

The Company is dedicated to a diverse workforce.  It does not engage consultants to conduct searches for candidates for director and officer positions, rather, when new positions open up, its directors and management canvass their networks of colleagues to identify suitable candidates to fill the positions.  The Company’s Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Company is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”  In order to promote diversity, the Company has begun to consider more consciously the level of representation of women, and other under-represented groups, when identifying candidates for positions as directors and officers.

Once candidates are identified, as stated in the Company’s Employment Policy: “The fundamental principle of the Company’s Employment Policy is that all employment decisions should be made on the basis of merit.”  It further goes on to state: “At Seabridge, all employees and applicants are evaluated according to their job-related skills, qualifications, abilities and aptitudes only.”  Accordingly, the Company does not consider gender when making decisions to nominate directors or hire officers.  In making its final decisions on whom to hire, the Company is focused on experience, track record, qualifications, reputation and education.  The Company believes it is best served by hiring the best person in each role, regardless of gender, race or other aspects of a person’s identity.  Of the eight members of the Company’s Board of Directors, none are women.  Of the seven executive officers of the Company, none are women.

Consistent with its beliefs, the Company’s employment policies do not include specific objectives for gender diversity and, therefore, no measures for assessing implementation or effectiveness of such policies.  The Company does not believe that targets or quotas are likely to result in the identification or selection of the best candidates in any particular role.  Therefore, it has not adopted targets for women for its Board or executive officer positions.  Nonetheless, the Company is committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and illegal harassment.